Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

08002406

RECEIVED
2008 MAY -7 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption File No. 82 – 35005

3rd May, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) A letter dated 30th April, 2008 alongwith Audited Consolidated financial results for the year ended 31st March, 2008.

(2) A letter dated 30th April, 2008 alongwith Audited Stand alone financial results for the year ended 31st March, 2008.

(3) A letter dated 30th April, 2008 alongwith Media Release dated 30th April, 2008.

(4) A letter dated 2nd May, 2008 clarifying reports appearing in media.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

April 30, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Financial Results for the Year ended March 31, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated April 21, 2008, we wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. April 30, 2008, the Board inter alia, approved audited annual accounts and recommended a dividend @15% i.e. Re. 0.75 per equity share of Rs.5 each for the financial year ended March 31, 2008.

We enclose herewith Audited Consolidated Financial Results for the year ended March 31, 2008. The above financial results were approved by the Board of Directors at its meeting held on 30th April, 2008, pursuant to Clause 41 of the Listing Agreement.

We also enclose particulars required to be furnished under Clause 20 of the Listing Agreement for the year ended March 31, 2008.

We request you to kindly bring the aforesaid information to the notice of your members.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Copy to :- The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710.

www.reliancecommunications.co.in

Audited Financial Results (Consolidated) for the Year ended 31st March, 2008

(Rs. in crore - except EPS and share data)

Sr. No.	Particulars	Twelve months ended		Previous Year ended (Fifteen months)
		31-Mar-08 Audited	31-Mar-07 Unaudited	31st- Mar-07 Audited
1	Income from Operations	**18,827.39**	14,262.47	17,190.37
2	Other Income	**240.37**	205.82	249.88
3	Total Income (1+2)	**19,067.76**	14,468.29	17,440.25
4	Expenditure			
	a) Access Charges	**2,819.65**	2,728.76	3,530.50
	b) License Fee	**1,238.64**	1,053.46	1,243.81
	c) Employee Cost	**1,203.68**	907.90	1,128.80
	d) Depreciation and Amortization	**2,805.26**	2,465.30	2,919.28
	e) Other Expenses	**5,606.72**	4,057.54	4,844.33
	Total	**13,673.95**	11,212.96	13,666.72
5	Financial Charges (Net)	**(399.70)**	0.37	64.68
6	Exceptional Items	**(1,282.78)**	30.24	109.32
7	Profit Before tax (3 - 4 - 5 - 6)	**7,076.29**	3,224.72	3,599.53
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	**283.62**	61.55	73.10
9	Profit after tax (Before adjustment of Minority Interest and Associates) (7- 8)	**6,792.67**	3,163.17	3,526.43
10	Share of Minority Interest	**1,390.06**	(4.95)	(4.92)
11	Share of Associates	**1.47**	0.53	0.53
12	Profit after Tax (after adjustment of Minority Interest and Associates) (9 - 10 - 11)	**5,401.14**	3,167.59	3,530.82
13	Paid-up Equity Share Capital (Face Value of Rs.5 each)	**1,032.01**	1,022.31	1,022.31
14	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year			21,908.34
15	Earning per Share (Not annualized)			
	- Basic (Rs.)	**26.32**	15.74	17.56
	- Diluted (Rs.)	**24.97**	15.45	16.71
16	Public Shareholding			
	- Number of equity shares of Rs. 5 each	**699,215,821**	679,803,930	679,803,930
	- Percentage of shareholding	**33.88%**	33.25%	33.25%

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710.

www.reliancecommunications.co.in

Segment-wise (Consolidated) Revenue, Results and Capital Employed

Sr. No.	Particulars	Twelve months ended		Previous Year ended (Fifteen months)
		31-Mar-08 Audited	31-Mar-07 Unaudited	31st- Mar-07 Audited
17	Segment revenue			
	a) Wireless	15,213.54	10,727.61	12,818.43
	b) Global	5,475.06	5,176.98	7,050.79
	c) Broadband	1,786.73	1,144.14	1,312.98
	d) Investments	152.69	107.16	130.18
	e) Others / Unallocated	277.82	264.46	418.57
	Total	22,905.84	17,420.35	21,730.95
	Less: Inter segment Revenue	(3,838.08)	(2,952.06)	(4,290.70)
	Income from Operations	19,067.76	14,468.29	17,440.25
18	Segment results			
	Profit / (Loss) before tax and financial charges from each segment			
	a) Wireless	4,125.10	2,250.82	2,737.21
	b) Global	837.12	732.68	861.61
	c) Broadband	626.28	354.44	349.90
	d) Investments	152.63	95.75	111.13
	e) Others / Unallocated	(347.32)	(178.36)	(286.32)
	Total	5,393.81	3,255.33	3,773.53
	Less : Financial Charges (Net)	(399.70)	0.37	64.68
	Less : Exceptional Item	(1,282.78)	30.24	109.32
	Total Profit Before Tax	7,076.29	3,224.72	3,599.53
19	Capital Employed (Segment Assets - Segment Liabilities)			
	a) Wireless	29,948.19	15,646.17	15,646.17
	b) Global	8,599.94	5,684.65	5,684.65
	c) Broadband	4,290.40	3,029.83	3,029.83
	d) Investments	11,381.00	14,494.71	14,494.71
	e) Others / unallocated	3,344.16	1,519.23	1,519.23
	Total	57,563.69	40,374.59	40,374.59

Notes:

1. During the previous period, the financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007. To enable comparison, fifth quarter from 1st January, 2007 to 31st March, 2007 of the previous period and twelve months from 1st April, 2006 to 31st March, 2007 of the previous period have been reported as corresponding previous periods.

2. The Board has recommended a dividend of 15% i.e. Re. 0.75 per equity share of Rs. 5 each for the financial year 2007-08, subject to the approval of the shareholders at the ensuing Annual General Meeting.

3. As already reported in the quarterly results for the quarter ending 30th June, 2007, the Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company, to Reliance Infratel Limited (RITL, formerly known as Reliance Telecom Infrastructure Limited), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs. 3,165.56 crore through Profit and Loss Account and an equivalent amount has been drawn from General Reserve No. 1.

4. As already reported in the quarterly results for the quarter ending 30th September, 2007, exceptional items include Rs. 1,282.78 crore being the net gain on the sale during the year of 5% of the shares of RITL. The shares of the said subsidiary are held in Trust for the benefit of the Company and / or its shareholders and accordingly, the income attributable to the subsidiary viz. Rs. 1,282.78 crore is included in the computation of the minority interest. Consequently, there is no impact on the profit for the year.

5. As required by Accounting Standard 11 "The Effect of Changes in Foreign Exchange Rates" (AS) as notified by the Companies (Accounting Standards) Rules, 2006 applicable to the current accounting year commencing on 1st April, 2007, and in accordance with the announcement of Institute of Chartered Accountants of India dated 29th March, 2008 regarding Accounting for Derivatives, the Company and its subsidiaries, collectively referred to as the Group, has adopted with effect from 1st April, 2007 the accounting policy of crediting or charging to the Profit and Loss Account the gain or loss, as the case may be, on account of foreign exchange difference relating to liabilities for acquisition of fixed assets and on account of marking to market all derivative instruments. The net effect of these changes is a charge of Rs. 25.34 crore to the Profit and Loss Account for the year. If these changes had not been made the profit for the year would have been higher by this amount.

6. During this financial year, under the head "Financing Charges – Net", the Group has accounted an amount of Rs. 464.58 crore, being its share of profits including accrued interest and dividends on the units held by it in the fixed income schemes, in the year in which the income arises. As these amounts were not material; the same were not so accounted for in earlier years.

7. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter 142 complaints were received and all the complaints were resolved.

8. The Company is operating Wireless, Broadband, Global, and Others / unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

9. Standalone financial results, for the year ended on 31st March, 2008, of the Company can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.reliancecommunications.co.in, www.nseindia.com, and www.bseindia.com respectively.

10. After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 30th April, 2008.

For **Reliance Communications Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: 30th April 2008

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

30th April, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Audited Financial Results (Stand alone) for the year ended 31st March, 2008 pursuant to Clause 41 of the Listing Agreement

Further to our letters dated 21st April, 2008 and 30th April, 2008, we enclose herewith the Audited Financial Results (Stand alone) for the year ended 31st March, 2008.

The above financial results were approved by the Board of Directors at its meeting held on 30th April, 2008, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Copy to :- The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710.

www.reliancecommunications.co.in

Audited Financial Results (Standalone) for the Year ended 31st March, 2008

(Rs. in crore - except EPS and share data)

Sr. No.	Particulars	Twelve months ended		Previous Year ended (Fifteen months)
		31-Mar-08	31-Mar-07	31-Mar-07
		Audited	Unaudited	Audited
1	Income from Operations	**13,416.19**	11,725.26	11,725.26
2	Other Income	**10.46**	31.32	36.65
3	Total Income (1+2)	**13,426.65**	11,756.58	11,761.91
4	Expenditure			
	a) Access Charges	**2,653.57**	2,611.40	2,611.40
	b) License Fee	**1,120.37**	982.24	982.24
	c) Employee Cost	**858.65**	683.89	684.40
	d) Depreciation and Amortization	**1,843.66**	1,834.09	1,836.12
	e) Other Expenses	**3,901.14**	2,962.85	2,970.62
	Total	**10,377.39**	9,074.47	9,084.78
5	Financial Charges (Net)	**445.17**	249.13	232.38
6	Exceptional Items	**-**	23.90	23.90
7	Profit Before tax (3 - 4 - 5 - 6)	**2,604.09**	2,409.08	2,420.85
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	**17.64**	12.31	12.00
9	Profit after tax (7- 8)	**2,586.45**	2,396.77	2,408.85
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	**1,032.01**	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year			19,503.23
12	Earning per Share (Not annualized)			
	- Basic (Rs.)	**12.60**	11.72	11.98
	- Diluted (Rs.)	**10.21**	10.94	11.23
13	Public Shareholding			
	Number of equity shares of Rs. 5 each	**699,215,821**	679,803,930	679,803,930
	Percentage of shareholding	**33.88%**	33.25%	33.25%

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710.

www.reliancecommunications.co.in

Segment-wise (Standalone) Revenue, Results and Capital Employed

Sr. No.	Particulars	Twelve months ended		Previous Year ended (Fifteen months)
		31-Mar-08 Audited	31-Mar-07 Unaudited	31-Mar-07 Audited
14	Segment revenue			
	a) Wireless	**10,855.53**	9,241.20	9,211.45
	b) Global	**3,917.70**	3,738.09	3,616.12
	c) Broadband	**1,165.22**	758.72	756.42
	d) Others / Unallocated	**10.47**	31.32	36.65
	Total	**15,948.92**	13,769.33	13,620.64
	Less: Inter segment Revenue	**(2,522.27)**	(2,012.75)	(1,858.73)
	Income from Operations	**13,426.65**	11,756.58	11,761.91
15	Segment results			
	Profit / (Loss) before tax and financial charges from each segment			
	a) Wireless	**1,959.32**	1,842.63	1,890.41
	b) Global	**915.98**	839.40	791.59
	c) Broadband	**181.56**	152.37	152.36
	d) Others / Unallocated	**(7.60)**	(152.29)	(157.23)
	Total	**3,049.26**	2,682.11	2,677.13
	Less : Financial Charges (Net)	**445.17**	249.13	232.38
	Less : Other unallocable expenditure net of un-allocable income	**-**	23.90	23.90
16	Total Profit Before Tax	**2,604.09**	2,409.08	2,420.85
17	Capital Employed (Segment Assets - Segment Liabilities)			
	a) Wireless	**14,568.22**	11,977.05	11,977.05
	b) Global	**2,648.22**	2,561.31	2,561.31
	c) Broadband	**2,789.12**	1,941.79	1,941.79
	d) Others / unallocated	**25,302.01**	18,613.23	18,613.23
	Total	**45,307.57**	35,093.38	35,093.38

Notes:

1. During the previous period, the financial year of the Company was for fifteen months from 1st January, 2006 to 31st March, 2007.To enable comparison; twelve months from 1st April, 2006 to 31st March, 2007 of the previous period have been reported as corresponding previous period.

2. The Board has recommended a dividend of 15% i.e. Re. 0.75 per equity share of Rs. 5 each for the financial year 2007-08, subject to the approval of the shareholders at the ensuing Annual General Meeting.

3. As already reported in the quarterly results for the quarter ending 30th June, 2007, the Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company, to Reliance Infratel Limited (RITL, formerly known as Reliance Telecom Infrastructure Limited), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs. 3,165.56 crore through Profit and Loss Account and an equivalent amount has been drawn from General Reserve No. 1.

4. As already reported in the quarterly results for the quarter ending 31st December, 2007, The Company has paid requisite fees for providing telecommunications services using GSM technology amounting to Rs. 1,651 crore to the Department of the Telecommunications (DoT) on 19th October, 2007. Consequently, the Company has obtained permission for providing telecommunication services using GSM technology in fourteen telecom circles under its existing Unified Access Service License (UASL) from the DoT. Subsequently, the Company has received start-up spectrum for the said services.

5. As required by Accounting Standard 11 "The Effect of Changes in Foreign Exchange Rates" (AS) as notified by the Companies (Accounting Standards) Rules, 2006 applicable to the current accounting year commencing on 1st April, 2007, and in accordance with the announcement of Institute of Chartered Accountants of India dated 29th March, 2008 regarding Accounting for Derivatives, the Company has adopted with effect from 1st April, 2007 the accounting policy of crediting or charging to the Profit and Loss Account the gain or loss, as the case may be, on account of foreign exchange difference relating to liabilities for acquisition of fixed assets and on account of marking to market all derivative instruments. The net effect of these changes is a charge of Rs. 37.10 crore to the Profit and Loss Account for the year. If these changes had not been made the profit for the year would have been higher by this amount.

6. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter 142 complaints were received and all the complaints were resolved.

7. The Company is operating Wireless, Broadband, Global, and Others / unallocated segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

8. After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 30th April, 2008.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 30th April 2008

Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

April 30, 2008

Exemption File No. 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media Release

Further to our letters dated 30th April, 2008, we enclose herewith a copy of the Media Release dated 30th April, 2008, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl. :- As above

Copy to :- The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE FINANCIAL YEAR ENDED MARCH 31, 2008

NET PROFIT UP BY 70.8% TO RS. 5,401 CRORE (US$ 1,350 MILLION)

REVENUES HIGHER BY 31.8% AT RS. 19,068 CRORE (US$ 4,765 MILLION)

EBITDA HIGHER BY 43.3% AT RS. 8,199 CRORE (US$ 2,049 MILLION)

RCOM IS THE MOST PROFITABLE INTEGRATED TELECOM COMPANY IN INDIA
EBITDA MARGIN EXPANDS FROM 39.5% TO 43.0%, HIGHEST IN INDIA

BOARD APPROVES 15% DIVIDEND - RCOM REMAINS THE ONLY LISTED TELECOM COMPANY IN INDIA TO REWARD 2 MILLION SHAREHOLDERS

DIVIDEND PAYOUT OF RS. 181 CRORE

NET WORTH EXPANDS TO RS. 25,643 CRORE (US$ 6.4 BILLION) AND NET DEBT-EQUITY RATIO PLACED AT A CONSERVATIVE 0.39 : 1

AGGRESSIVE NETWORK EXPANSION ACCELERATED WITH RS. 21,204 CRORE (US$ 5.3 BILLION) CAPITAL EXPENDITURE DURING THE YEAR

FY 2008 CAPEX LARGEST IN INDIAN TELECOM SECTOR

ONLY COMPANY TO HAVE NATIONWIDE GSM & CDMA SERVICES IN INDIA

Mumbai, April 30, 2008: Reliance Communications Limited (RCOM) today announced its audited consolidated financial results for the year ended March 31, 2008.

Highlights of the financial performance for the year are:

- Net Profit of Rs. 5,401 crore (US$ 1,350 million), higher by 70.8% compared to Net Profit of Rs. 3,164 crore (US$ 717 million) in the last year.
- EBITDA at Rs. 8,199 crore (US$ 2,049 million), growth of 43.3%. EBITDA margin expands from 39.5% to 43.0% with strong contributions across all businesses - Wireless, Global and Enterprise
- Revenue growth of 31.8% at Rs. 19,068 crore (US$ 4,765 million) from Rs. 14,468 crore (US$ 3,280 million).
- Return on Net Worth for the year is 33.7% reflecting improved resource utilization.
- Shareholders Equity (Net Worth) increases to Rs. 25,643 crore (US$ 6.4 billion) - among the top three companies in India.

- Conservative capital structure - Net Debt to Equity Ratio maintained at a conservative level of 0.39:1, despite capex spend of Rs. 21,204 crore (US$ 5.3 billion) during the year.

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"Reliance Communications had a record year and we are confident of improved performance in the future."

Financial Results summary

(Rs. Crore)

Particulars	12 months ended 31/3/08	12 months ended 31/3/07	Increase / (Decrease)
Turnover			
Wireless	15,214	10,728	*41.8%*
Global	5,475	5,177	*5.8%*
Broadband	1,787	1,144	*56.2%*
Diversified	431	372	
Total (post eliminations)	19,068	14,468	*31.8%*
EBITDA			
Wireless	6,085	3,984	*52.7%*
Global	1,403	1,271	*10.4%*
Broadband	865	519	*66.6%*
Diversified	(122)	26	
Total (post eliminations)	8,199	5,721	*43.3%*
EBITDA margin	*43.0%*	*39.5%*	*3.5 ppt*
Depreciation	2,805	2,465	*13.8%*
Financial Charges (net)	(400)	-	
Exceptional items	1,283	30	
PBT	7,076	3,225	*119.4%*
Tax	284	62	
PAT (before minority interest)	6,793	3,163	
Share of minority interest	1,392	-	
PAT (after minority interest)	5,401	3,163	*70.8%*

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 3,00,000 crore (US$ 75 billion), net worth in excess of Rs. 55,000 crore (US$ 14 billion), cash flows of Rs. 11,000 crore (US$ 2.8 billion), net profit of Rs. 7,700 crore (US$ 1.9 billion) and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 48 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 1850 Indian and multinational corporations, and over 250 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

(Rs. Crore)

Particulars	3 months ended			12 months ended		
	31/3/08	31/3/07	% change	31/3/08	31/3/07	% change
Turnover						
Wireless	4,161	2,969	40.1%	15,214	10,728	41.8%
Global	1,526	1,294	17.9%	5,475	5,177	5.8%
Broadband	510	330	54.5%	1,787	1,144	56.2%
Diversified	68	95		431	372	
Total (post eliminations)	5,311	3,937	34.9%	19,068	14,468	31.8%
EBITDA						
Wireless	1,676	1,151	45.6%	6,085	3,984	52.7%
Global	409	312	31.1%	1,403	1,271	10.4%
Broadband	249	161	54.7%	865	519	66.6%
Diversified	(12)	16		(122)	26	
Total (post eliminations)	2,316	1,635	41.7%	8,199	5,721	43.3%
EBITDA margin	*43.6%*	*41.5%*	*2.1 ppt*	*43.0%*	*39.5%*	*3.5 ppt*
Depreciation	786	638	23.2%	2,805	2,465	13.8%
Financial Charges (net)	(8)	(39)		(400)	-	
Exceptional items	(61)	(3)		1,283	30	
PBT	1,600	1,039	54.0%	7,076	3,225	119.4%
Tax	(27)	15		284	62	
PAT (before minority interest)	1,627	1,024	58.9%	6,793	3,163	114.8%
Share of minority interest	124	-		1,392	-	
PAT (after minority interest)	1,503	1,024	46.8%	5,401	3,163	70.8%

Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

May 02, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

In response to reports appearing in a section of the media today, we wish to clarify that Reliance Communications has substantial international operations, and has recently acquired telecom licenses in Uganda etc. The Company continuously evaluates various growth opportunities globally, both organic and inorganic, on an ongoing basis.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

END